VIOLIN MEMORY, INC.

4555 Great America Parkway

Santa Clara, California 95054

September 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Edwin Kim, Staff Attorney

Re:	Violin Memory, Inc. - Registration Statement – Form S-1
Registration Number: 333-190823

Acceleration Request

Requested Date:   September 26, 2013

Requested Time:  4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Violin Memory, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at the Requested Time on the Requested Date or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

The Registrant or James J. Masetti, who is an attorney with the Registrant’s outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP, may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to James J. Masetti at (650) 233-4754.

Sincerely,

Violin Memory, Inc.

By:	/s/ Donald G. Basile
Donald G. Basile
President and Chief Executive Officer

cc:	James J. Masetti, Esq.

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

c/o Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

September 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Edwin Kim, Staff Attorney

Re:	Violin Memory, Inc.
Registration Statement on Form S-1 (File No. 333-190823)

Acceleration Request

        Requested Date:   September 26, 2013

        Requested Time:  4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Violin Memory, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on September 26, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 16, 2013:

(i)	Dates of Distribution: September 16, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 4,252

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 125

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC DEUTSCHE BANK SECURITIES INC.

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sridlar Kosaraju
	Name:	Sridlar Kosaraju
	Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Kent Penwell
	Name:	Kent Penwell
	Title:	Managing Director

By:	/s/ Samardh Kumar
	Name:	Samardh Kumar
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]